Crowdmed

BALANCE SHEET

As of June 30, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (XXXXXX 7818)	114,189.14
PayPal 2	2,331.19
Wells Fargo	85,514.40
Total Bank Accounts	**$202,034.73**
Accounts Receivable	
Accounts Receivable (A/R)	500.00
Total Accounts Receivable	**$500.00**
Other Current Assets	
Inventory Asset	600.00
LeadGenius PrePayment	13,000.00
Loan to Rebekah Castaneda	0.00
Rent Deposit	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$13,600.00**
Total Current Assets	**$216,134.73**
Fixed Assets	
Accumulated Depreciation	-18,397.00
Computer & Technology	20,021.68
Computer Rental	135.00
Total Computer & Technology	**20,156.68**
Equipment	3,406.17
Office Furnishings	0.00
Total Fixed Assets	**$5,165.85**
TOTAL ASSETS	**$221,300.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,370.00
Total Accounts Payable	**$1,370.00**
Credit Cards	
Amex Gold (51002)	2,527.98
Brex	2,002.16
Total Credit Cards	**$4,530.14**

Crowdmed

BALANCE SHEET

As of June 30, 2019

	TOTAL
Other Current Liabilities	
Loan from Shareholder	5,069.90
Payroll Tax Liability	-593,898.05
AZ Withholding	6,808.18
CA SDI	12,090.83
CA State Income	90,650.97
Federal Income Tax Withholding	320,111.72
FICA Withholding	142,700.94
GA State Tax	14,917.61
NY City Tax	2,692.43
NY SDI	-28.80
NY State Withholding	3,925.37
Total Payroll Tax Liability	**-28.80**
Total Other Current Liabilities	**$5,041.10**
Total Current Liabilities	**$10,941.24**
Long-Term Liabilities	
Convertible Debt	2,430,292.44
Convertible Debt Accrued Interest	346,940.00
Convertible Debt B	1,894,332.16
Total Long-Term Liabilities	**$4,671,564.60**
Total Liabilities	**$4,682,505.84**
Equity	
Common Stock	100.00
Equity round 2	16,623.95
Opening Balance Equity	936.90
Retained Earnings	-4,317,027.74
Shareholder Distribution	147.74
Treasury Stock	-3,250.60
Net Income	-158,735.51
Total Equity	**$ -4,461,205.26**
TOTAL LIABILITIES AND EQUITY	**$221,300.58**